Invesco Advisers, Inc.
P.O. Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 2500
Houston, TX 77046-1173
(713) 626-1919
www.invesco.com
December 9, 2011
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds) File Nos: 811-05426 and 033-19338
Dear Mr. Di Stefano:
     Below are responses to your comments, which we discussed on November 14, 2011, regarding Post-Effective Amendment No. 117 (the “Amendment”) to the AIM Investment Funds’ (Invesco Investment Funds’) (the “Registrant’s) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 28, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 13, 2011. The purpose of the Amendment is to register a new fund, Invesco Premium Income Fund (the “Fund”). These comments and responses apply to Class A, C, R and Y Shares and Institutional Class Shares of the Fund. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: Delete the following sentence on the cover page of the prospectus: “An investment in the Fund is not FDIC Insured” if the Fund is not sold through insured and/or depositary institutions.
     Response: This disclosure appears in the prospectuses of all of the Invesco funds. While the Registrant does not anticipate that the Fund will be sold through these types of institutions, the Registrant cannot confirm that this will not be the case. Therefore, the disclosure will not be deleted.
2. Comment: Under “Fees and Expenses of the Fund,” fill in the missing numbers in the fee table.
     Response: The requested information has been added.

3. Comment: In the first two paragraphs of the section entitled “Principal Investment Strategies of the Fund,” revise the disclosure regarding the investment strategy to read in a “Plain English” style.
     Response: The requested changes have been made.
4. Comment: In the section entitled “Principal Investment Strategies of the Fund,” remove the word “may” from the description of derivative instruments. List only those derivative instruments in which the Fund will invest.
     Response: The requested changes have been made.
5. Comment: In the subsection entitled “High Income Portfolio,” include the percentages of the Fund’s assets that will be invested in the various strategies (High Yield, Debt, Emerging Market Debt, Preferred Equity, etc.).
     Response: The Registrant respectfully declines to add these percentages as it is critical to keep this propriety information regarding strategy confidential from competitor funds. The Registrant has added disclosure stating that the Investment Adviser will set controlled tactical ranges around the asset allocations.
6. Comment: For the High Yield Debt and Emerging Market Debt Strategies, include any specific maturity/duration strategies. If there are no such specific strategies, affirmatively state that fact.
     Response: The Registrant has added disclosure stating that there are no requirements with respect to the maturity or duration of debt securities in which the Fund may invest.
7. Comment: Clarify the buy/sell strategy in the Preferred Equity Strategy and the types of securities in which this segment may invest.
     Response: The requested changes have been made.
8. Comment: Identify the Index and the Index Provider utilized by the Preferred Equity Strategy.
     Response: The requested information has been added.
9. Comment: In the section entitled “Government Bond Portfolio,” include a definition of “STRIPS.”
     Response: The requested change has been made.
10. Comment: In the section entitled “Government Bond Portfolio,” specify how much of the Fund will be invested in securities issued by foreign governments.
     Response: There is disclosure in the section entitled “Principal Investment Strategies of the Fund” that states the Fund may invest all of its assets in securities or loans of issuers located in foreign countries.
11. Comment: In the section entitled “Government Bond Portfolio,” what is the target duration range of the Fund? How often will the target duration be adjusted, and what would cause the Investment Adviser to adjust it?

     Response: The requested changes have been made.
12. Comment: In the section entitled “Principal Risks of Investing in the Fund,” specify the types of contracts contemplated under “Counterparty Risk.”
     Response: The requested changes have been made.
13. Comment: Emerging markets are sometimes referred to as “developing markets” in the prospectus. Please use consistent terminology.
     Response: The requested changes have been made and the term “emerging markets” will be used throughout.
14. Comment: Add default risk to “Mortgage- and Asset-Backed Securities Risk” in the section entitled “Principal Risks of Investing in the Fund.”
     Response: The requested change has been made.
15. Comment: In the section entitled “Principal Risks of Investing in the Fund,” delete “Small- and Mid-Capitalization Risks” if this is not a principal risk of the Fund.
     Response: The disclosure regarding small- and mid-capitalization risk has been deleted as this is not a principal risk of the Fund.
        .
16. Comment: In the section entitled “Principal Risks of Investing in the Fund,” add government sponsored entities risk if this is a principal risk of the Fund.
     Response: Disclosure regarding U.S. Government obligation risk has been added.
17. Comment: In the section entitled “Principal Risks of Investing in the Fund,” delete the portion of the disclosure under “Swaps Risk” that describes swaps in general rather than their risks.
     Response: The referenced disclosure has been deleted.
18. Comment: In the section entitled “Fund Management,” include a description of any material litigation under “Pending Litigation.”
     Response: Item 10(a)(3) of Form N-1A requires the Registrant to describe any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Fund or the Fund’s investment adviser or principal underwriter is a party. The Registrant has determined that there are no applicable material pending legal proceedings to include in the prospectus. However, certain non-material pending legal proceedings are described in the Fund’s Statement of Additional Information (“SAI”).
19. Comment: In the “Fundamental Restrictions” section of the SAI, define “concentration” specifically rather than referring to the definition in the 1940 Act, particularly with respect to municipal revenue bonds.
     Response: The Registrant believes the requested change is addressed in the Non-Fundamental Restriction section of the SAI, which contains the following disclosure, intended to clarify the definition of concentration under the 1940 Act: In complying with the fundamental restriction regarding industry concentration, the Fund may invest up to 25% of its total assets in the securities of issuers whose principal business activities are in the same industry. Further, municipal revenue bonds are not a principal investment of the Fund and therefore the Registrant believes that further explanation of the industry categorizations is not necessary.
20. Comment: In Appendix C, “Trustees and Officers,” confirm that the information listed for “Other Trusteeships Held by the Trustee” is for the last five years.
     Response: Item 17(2)(a)(1) of Form N-1A requires only that the Registrant provide information on “Other Directorships Held by Director” and no time period is specified. Therefore, information on current directorships held will be provided for each Trustee.
21. Comment: Consider shortening the disclosure that appears in the Fund Summary under “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund.”
     Response: Some additional disclosure has been deleted from these sections.
     With respect to the foregoing comments, Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please do not hesitate to contact me at (630) 684-6301 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Elizabeth Nelson
Elizabeth Nelson, Esq.
Counsel

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